 Exhibit 99.1

Sunlands Technology Group Announces Unaudited

Third Quarter 2020 Financial Results

Gross billings (non-GAAP) increased by 6.6% year-over-year

New student enrollments1 increased by 47.8% year-over-year

BEIJING, November 18, 2020 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Financial and Operational Snapshots

•	Net revenues were RMB541.6 million (US$79.8 million), representing a 2.7% increase year-over-year.

•	Gross billings (non-GAAP) were RMB654.3 million (US$96.4 million), representing a 6.6% increase year-over-year.

•	Gross profit was RMB448.7 million (US$66.1 million), representing an 8.5% increase year-over-year.

•	Net loss was RMB165.8 million (US$24.4 million), compared with RMB129.8 million in the third quarter of 2019.

•	Net loss margin, defined as net loss as a percentage of net revenues, increased to 30.6% from 24.6% in the third quarter of 2019.

•	New student enrollments were 140,819, representing a 47.8% increase year-over-year.

•	As of September 30, 2020, the Company’s deferred revenue balance was RMB3,090.3 million (US$455.2 million).

_____________________

1 New student enrollments for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period (including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses). In June 2019, we introduced low-price courses, including “mini courses” and “RMB1 courses,” to strengthen our competitiveness and improve customer experience. We offer such low-price courses mainly in the formats of recorded videos or short live streaming.

“Despite the short-term impact on our operations of the COVID-19 pandemic in the first half of 2020, Sunlands achieved steady year-over-year increases in both gross billings and net revenues in the third quarter. Our results were fueled by a combination of the recovering macroeconomic conditions in China as well as the implementation of optimization initiatives within our business,” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands. “In the third quarter, our gross billings reached RMB654.3 million, increasing by 6.6% year-over-year and 23.1% quarter-over-quarter. We attribute our strong gross billings results largely to improvements we made in sales efficiency with new approaches to student acquisition as well as our enhancing brand awareness and continuous upgrades to our product categories. Following the solid performance in the second quarter of 2020, net revenues increased by 2.7% year-over year to RMB541.6 million, exceeding the high end of our guidance by 4.2%. Moreover, our new enrollments reached approximately 140.8 thousand in the third quarter, growing 47.8% year-over-year and 70.5% quarter-over-quarter.

“While maintaining a leading market share in STE programs, we continue to explore growth opportunities in Master’s degree-oriented programs to address the broad demand for academics. The growth of Master’s degree-oriented programs in terms of gross billings was phenomenal, registering 93.3% year-over-year and 48.4% quarter-over-quarter. Adding to existing programs, in the third quarter we further expanded the number of overseas universities we collaborate with, in order to enrich our program portfolio and address the increased demand for diversified and differentiated higher education. To further implement our sustainable overall growth strategy, we continued to promote course offerings targeting professional certification, vocational education and popular hobbies. In the third quarter, in order to deliver an unparalleled user experience and drive user stickiness, we further integrated our cutting-edge AI technologies into all aspects of our online platform, customizing our curriculum offerings and teaching materials to deliver innovative breakthrough,” Mr. Liu said.

Ms. Selena Lu Lv, Chief Financial Officer of Sunlands, commented, “Our third quarter financial results were a reflection of our balanced expansion strategy. Net revenues increased by 2.7% year-over-year, exceeding our expectations. This result is attributable to broad-based improvements across our organization, in particular optimizing our revenue contribution structure. Other highlights in the quarter include a significant increase in gross billings and a higher proportion of revenue coming from non-STE programs. These accomplishments came from improved efficiency in our student acquisition and conversion methods, recognition of our program diversity, and content enrichment. In terms of cost control management, we pursued a strict spending policy, especially in regard to G&A expenses which were reduced by 16.7% year-over-year. Looking ahead, we will continue to focus on product and service upgrades by deploying our AI-enabled platform systems and further refinement of our internal operations. We believe this dual-fold effort will bring long-term value to our users, students and shareholders through a sustainable and balanced approach to growth.”

Financial Results for the third quarter of 2020

Net Revenues

In the third quarter of 2020, net revenues increased by 2.7% to RMB541.6 million (US$79.8 million) from RMB527.3 million in the third quarter of 2019.

Cost of Revenues

Cost of revenues decreased by 18.2% to RMB92.9 million (US$13.7 million) in the third quarter of 2020 from RMB113.7 million in the third quarter of 2019. The decrease was primarily due to reduced insurance-related costs incurred for our integrated online education service package purchased by students.

Gross Profit

Gross profit increased by 8.5% to RMB448.7 million (US$66.1 million) in the third quarter of 2020 from RMB413.6 million in the third quarter of 2019.

Operating Expenses

In the third quarter of 2020, operating expenses were RMB664.1 million (US$97.8 million), representing a 21.4% increase from RMB546.9 million in the third quarter of 2019.

Sales and marketing expenses increased by 32.7% to RMB569.4 million (US$83.9 million) in the third quarter of 2020 from RMB429.2 million in the third quarter of 2019. The increase was mainly due to increases in (i) compensation paid to our sales and marketing personnel; (ii) spending on branding and marketing activities, including more marketing promotion activities to diversify student acquisition channels; and (iii) share-based compensation expenses recognized in the third quarter of 2020.

General and administrative expenses decreased by 16.7% to RMB76.1 million (US$11.2 million) in the third quarter of 2020 from RMB91.3 million in the third quarter of 2019. The decrease was mainly due to the decrease in compensation expenses.

Product development expenses decreased by 29.7% to RMB18.6 million (US$2.7 million) in the third quarter of 2020 from RMB26.4 million in the third quarter of 2019. The decrease was primarily due to a decrease in the compensation incurred related to our product and technology development personnel.

Other income

Other income increased to RMB47.3 million(US$7.0 million) in the third quarter of 2020 from RMB5.1 million in the third quarter of 2019. The increase was primarily due to the value-added tax exemption of RMB44.1 million offered by the relevant authorities as part of the national COVID-19 relief effort.

Net Loss

Net loss for the third quarter of 2020 was RMB165.8 million (US$24.4 million), compared with RMB129.8 million in the third quarter of 2019.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB24.62 (US$3.63) in the third quarter of 2020.

Cash and Cash Equivalents and Short-term Investments

As of September 30, 2020, the Company had RMB1,054.6 million (US$155.3 million) of cash and cash equivalents and RMB234.4 million (US$34.5 million) of short-term investments, compared with RMB1,402.2 million of cash and cash equivalents and RMB217.6 million of short-term investments as of December 31, 2019.

Deferred Revenue

As of September 30, 2020, the Company had a deferred revenue balance of RMB3,090.3 million (US$455.2 million), compared with RMB3,228.8 million as of December 31, 2019.

Capital Expenditures

Capital expenditures were incurred primarily in connection with IT infrastructure equipment and leasehold improvement necessary to support Sunlands’ operations. Capital expenditures were RMB14.3 million (US$2.1 million) in the third quarter of 2020, compared with RMB11.8 million in the third quarter of 2019.

Financial Results for the First Nine Months of 2020

Net Revenues

In the first nine months of 2020, net revenues decreased by 1.5% to RMB1,619.2 million (US$238.5 million) from RMB1,644.2 million in the first nine months of 2019.

Cost of Revenues

Cost of revenues decreased by 1.8% to RMB289.4 million (US$42.6 million) in the first nine months of 2020 from RMB294.8 million in the first nine months of 2019.

Gross Profit

Gross profit decreased by 1.5% to RMB1,329.8 million (US$195.9 million) from RMB1,349.4 million in the first nine months of 2019.

Operating Expenses

In the first nine months of 2020, operating expenses were RMB1,791.8 million (US$263.9 million), representing an 8.1% increase from RMB1,658.3 million in the first nine months of 2019.

Sales and marketing expenses increased by 15.1% to RMB1,515.2 million (US$223.2 million) in the first nine months of 2020 from RMB1,316.2 million in the first nine months of 2019.

General and administrative expenses decreased by 16.6% to RMB220.7 million (US$32.5 million) in the first nine months of 2020 from RMB264.7 million in the first nine months of 2019.

Product development expenses decreased by 27.8% to RMB55.9 million (US$8.2 million) in the first nine months of 2020 from RMB77.4 million in the first nine months of 2019.

Other income

Other income for the first nine months of 2020 was RMB93.8 million (US$13.8 million), compared with RMB14.4 million in the first nine months of 2019.

Net Loss

Net loss for the first nine months of 2020 was RMB357.5 million (US$52.7 million), compared with RMB255.6 million in the first nine months of 2019.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB52.85 (US$7.78) in the first nine months of 2020, compared with RMB37.36 in the first nine months of 2019.

Capital Expenditures

Capital expenditures were incurred primarily in connection with IT infrastructure equipment and leasehold improvement necessary to support Sunlands’ operations. Capital expenditures were RMB22.3 million (US$3.3 million) in the first nine months of 2020, compared with RMB15.1 million in the first nine months of 2019.

Outlook

For the fourth quarter of 2020, Sunlands currently expects net revenues to be between RMB540 million to RMB560 million, which would represent a decrease of 1.8% to an increase of 1.9% year-over-year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.7896 to US$1.00, the effective noon buying rate for September 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2020, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 7:30 AM U.S. Eastern Time, (8:30 PM Beijing/Hong Kong time) on November 18, 2020, following the quarterly results announcement.

The dial-in details for the live conference call are:

International:	+1-412-902-4272
US toll free:	+1-888-346-8982
Mainland China toll free:	400-120-1203
Hong Kong toll free:	800-905-945
Hong Kong:	+852-3018-4992

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the call for “Sunlands Technology Group.” Participants will be required to state their name and company upon entering the call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands’ website at http://www.sunlands.investorroom.com/.

A replay of the conference call will be available 1 hour after the end of the conference call until November 25, 2020, by dialing the following telephone numbers:

International:	+1-412-317-0088
US toll free:	+1-877-344-7529
Replay access code:	10149518

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings and EBITDA, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net loss excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings and EBITDA have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: sunlands@tpg-ir.com

Ross Warner

Tel: +86-10-6508-0677

Email: sunlands@tpg-ir.com

SOURCE: Sunlands Technology Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,402,226	1,054,641	155,332
Short-term investments	217,640	234,417	34,526
Prepaid expenses and other current assets	180,881	206,403	30,399
Deferred costs, current	243,447	195,777	28,835
Total current assets	2,044,194	1,691,238	249,092
Non-current assets
Property and equipment, net	545,675	525,531	77,402
Intangible assets, net	1,176	1,365	201
Right-of-use assets	598,991	538,921	79,374
Deferred costs, non-current	205,488	184,175	27,126
Long-term investments	40,026	63,098	9,293
Deferred tax assets	85,513	20,820	3,066
Other non-current assets	447,639	458,812	67,576
Total non-current assets	1,924,508	1,792,722	264,038
TOTAL ASSETS	3,968,702	3,483,960	513,130

LIABILITIES AND SHAREHOLDERS’ DEFICIT

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to
Sunlands Technology Group of RMB209,727 and RMB166,190 as of
December 31, 2019 and September 30, 2020, respectively)	435,225	607,231	89,435
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB1,162,938 and
RMB497,649 as of December 31, 2019 and September 30, 2020, respectively)	1,670,076	1,500,006	220,927
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB22,659 and
RMB16,328 as of December 31, 2019 and September 30, 2020, respectively)	40,236	34,004	5,008
Payables to acquire buildings (including payables to acquire buildings of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil
as of December 31, 2019, and September 30, 2020, respectively)	61,540	61,540	9,064
Long-term debt, current (including long-term debt, current of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil as of December
31, 2019 and September 30, 2020, respectively)	32,500	32,500	4,787
Total current liabilities	2,239,577	2,235,281	329,221

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of
RMB1,096,482 and RMB546,283 as of December 31, 2019 and September 30,
2020, respectively)	1,558,694	1,590,290	234,224
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of
RMB358,467 and RMB336,382 as of December 31, 2019 and September 30,
2020, respectively)	616,246	571,162	84,123
Deferred tax liabilities (including deferred tax liabilities of the consolidated
VIEs without recourse to Sunlands Technology Group of RMB4,415 and RMB3,730 as of
December 31, 2019 and September 30, 2020, respectively)	87,954	21,912	3,227
Other non-current liabilities (including other non-current liabilities of the consolidated
VIEs without recourse to Sunlands Technology Group of RMB135 and RMB135 as of
December 31, 2019 and September 30, 2020, respectively)	11,469	8,694	1,280
Long-term debt, non-current (including long-term debt, non-current of the consolidated
VIEs without recourse to Sunlands Technology Group of nil and nil as of
December 31, 2019 and September 30, 2020, respectively)	193,125	168,750	24,854
Total non-current liabilities	2,467,488	2,360,808	347,708
TOTAL LIABILITIES	4,707,065	4,596,089	676,929

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 1,830,183 and 1,914,702 shares issued as of December 31, 2019 and September 30, 2020, respectively; 1,728,006 and 1,728,641 shares
outstanding as of December 31, 2019 and September 30, 2020, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2019 and September 30, 2020, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 4,258,686 and 4,174,167 shares issued and outstanding
as of December 31, 2019 and September 30, 2020, respectively)	1	1	-
Treasury stock	-	-	-
Additional paid-in capital	2,363,999	2,366,641	348,569
Accumulated deficit	(3,244,587)	(3,601,976)	(530,514)
Accumulated other comprehensive income	142,435	123,503	18,190
Total Sunlands Technology Group shareholders’ deficit	(738,151)	(1,111,830)	(163,755)
Noncontrolling interest	(212)	(299)	(44)
TOTAL SHAREHOLDERS’ DEFICIT	(738,363)	(1,112,129)	(163,799)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	3,968,702	3,483,960	513,130

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended September 30,
	2019	2020
	RMB	RMB	US$
Net revenues	527,275	541,631	79,774
Cost of revenues	(113,654)	(92,928)	(13,687)
Gross profit	413,621	448,703	66,087

Operating expenses
Sales and marketing expenses	(429,183)	(569,424)	(83,867)
Product development expenses	(26,420)	(18,565)	(2,734)
General and administrative expenses	(91,320)	(76,100)	(11,208)
Total operating expenses	(546,923)	(664,089)	(97,809)
Loss from operations	(133,302)	(215,386)	(31,722)
Interest income	2,019	5,778	849
Interest expense	(3,562)	(2,838)	(418)
Other income, net	5,107	47,253	6,960
Loss before income tax expenses	(129,738)	(165,193)	(24,331)
Income tax expenses	-	(369)	(54)
Loss from equity method investments	(75)	(202)	(30)
Net loss	(129,813)	(165,764)	(24,415)

Less: Net loss attributable to noncontrolling interest	(192)	(80)	(12)

Net loss attributable to Sunlands Technology Group	(129,621)	(165,684)	(24,403)
Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(19.00)	(24.62)	(3.63)
Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	6,820,752	6,729,197	6,729,197

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	For the Three Months Ended September 30,
	2019	2020
	RMB	RMB	US$
Net loss	(129,813)	(165,764)	(24,415)
Other comprehensive income/(loss), net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	59,723	(35,782)	(5,270)
Total comprehensive loss	(70,090)	(201,546)	(29,685)
Less: comprehensive loss attributable to noncontrolling interest	(192)	(80)	(12)
Comprehensive loss attributable to Sunlands Technology Group	(69,898)	(201,466)	(29,673)

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended September 30,
	2019	2020
	RMB	RMB
Net revenues	527,275	541,631
Less: other revenues	(2,730)	(5,450)
Add: tax and surcharges	34,907	57,543
Add: ending deferred revenue	3,214,564	3,090,296
Add: ending refund liability	75,046	239,526
Less: beginning deferred revenue	(3,227,949)	(3,066,569)
Less: beginning refund liability	(7,522)	(202,651)
Gross billings (non-GAAP)	613,591	654,326

Net loss	(129,813)	(165,764)
Add: income tax expenses	-	369
depreciation and amortization	9,442	10,773
interest expense	3,562	2,838
Less: interest income	(2,019)	(5,778)
EBITDA (non-GAAP)	(118,828)	(157,562)

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended September 30,
	2019	2020
	RMB	RMB
Cost of revenues	113,654	92,928
Less: Share-based compensation expenses in cost of revenues	(91)	(17)
Non-GAAP cost of revenues	113,563	92,911

Sales and marketing expenses	429,183	569,424
Less: Share-based compensation expenses in sales and marketing expenses	(156)	(14,015)
Non-GAAP sales and marketing expenses	429,027	555,409

General and administrative expenses	91,320	76,100
Less: Share-based compensation expenses in general and administrative expenses	(759)	(14,128)
Non-GAAP general and administrative expenses	90,561	61,972

Operating costs and expense	660,577	757,017
Less: Share-based compensation expenses	(1,006)	(28,160)
Non-GAAP operating costs and expense	659,571	728,857

Loss from operations	133,302	215,386
Less: Share-based compensation expenses	(1,006)	(28,160)
Non-GAAP loss from operations	132,296	187,226

Net loss attributable to Sunlands Technology Group	129,621	165,684
Less: Share-based compensation expenses	(1,006)	(28,160)
Non-GAAP net loss attributable to Sunlands Technology Group	128,615	137,524

Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	19.00	24.62
Non-GAAP net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	18.86	20.44

Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	6,820,752	6,729,197
Weighted average shares used in calculating Non-GAAP net loss per ordinary share:
Basic and diluted	6,820,752	6,729,197

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2019	2020
	RMB	RMB	US$
Net revenues	1,644,180	1,619,212	238,484
Cost of revenues	(294,804)	(289,431)	(42,629)
Gross profit	1,349,376	1,329,781	195,855

Operating expenses
Sales and marketing expenses	(1,316,195)	(1,515,161)	(223,159)
Product development expenses	(77,422)	(55,930)	(8,238)
General and administrative expenses	(264,704)	(220,738)	(32,511)
Total operating expenses	(1,658,321)	(1,791,829)	(263,908)
Loss from operations	(308,945)	(462,048)	(68,053)
Interest income	50,963	18,915	2,786
Interest expense	(10,947)	(8,966)	(1,321)
Other income, net	14,386	93,802	13,816
Loss before income tax expenses	(254,543)	(358,297)	(52,772)
Income tax expenses	-	1,349	199
Loss from equity method investments	(1,085)	(528)	(78)
Net loss	(255,628)	(357,476)	(52,651)

Less: Net loss attributable to noncontrolling interest	(274)	(87)	(13)

Net loss attributable to Sunlands Technology Group	(255,354)	(357,389)	(52,638)
Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(37.36)	(52.85)	(7.78)
Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	6,835,118	6,762,508	6,762,508

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	For the Nine Months Ended September 30,
	2019	2020
	RMB	RMB	US$
Net loss	(255,628)	(357,476)	(52,651)
Other comprehensive (loss)/income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	57,186	(18,932)	(2,788)
Total comprehensive loss	(198,442)	(376,408)	(55,439)
Less: comprehensive loss attributable to noncontrolling interest	(274)	(87)	(13)
Comprehensive loss attributable to Sunlands Technology Group	(198,168)	(376,321)	(55,426)

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Nine Months Ended September 30,
	2019	2020
	RMB	RMB
Net revenues	1,644,180	1,619,212
Less: other revenues	(12,344)	(16,438)
Add: tax and surcharges	87,726	127,300
Add: ending deferred revenue	3,214,564	3,090,296
Add: ending refund liability	75,046	239,526
Less: beginning deferred revenue	(3,286,025)	(3,228,770)
Less: beginning refund liability	(6,625)	(128,478)
Gross billings (non-GAAP)	1,716,522	1,702,648

Net loss	(255,628)	(357,476)
Add: income tax expenses	-	(1,349)
depreciation and amortization	27,880	31,256
interest expense	10,947	8,966
Less: interest income	(50,963)	(18,915)
EBITDA (non-GAAP)	(267,764)	(337,518)

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Nine Months Ended September 30,
	2019	2020
	RMB	RMB
Cost of revenues	294,804	289,431
Less: Share-based compensation expenses in cost of revenues	(264)	(33)
Non-GAAP cost of revenues	294,540	289,398

Sales and marketing expenses	1,316,195	1,515,161
Less: Share-based compensation expenses in sales and marketing expenses	(542)	(14,273)
Non-GAAP sales and marketing expenses	1,315,653	1,500,888

General and administrative expenses	264,704	220,738
Less: Share-based compensation expenses in general and administrative expenses	(2,062)	(14,915)
Non-GAAP general and administrative expenses	262,642	205,823

Operating costs and expense	1,953,125	2,081,260
Less: Share-based compensation expenses	(2,868)	(29,221)
Non-GAAP operating costs and expense	1,950,257	2,052,039

Loss from operations	308,945	462,048
Less: Share-based compensation expenses	(2,868)	(29,221)
Non-GAAP loss from operations	306,077	432,827

Net loss attributable to Sunlands Technology Group	255,354	357,389
Less: Share-based compensation expenses	(2,868)	(29,221)
Non-GAAP net loss attributable to Sunlands Technology Group	252,486	328,168

Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	37.36	52.85
Non-GAAP net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	36.94	48.53

Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	6,835,118	6,762,508
Weighted average shares used in calculating Non-GAAP net loss per ordinary share:
Basic and diluted	6,835,118	6,762,508